Investment made in accordance with Rule 10F-3

Company: Xunlei Limited
Trade Date: 25 June 2014

Fund JPMorgan China Region Fund Inc
Account Number 616458
ISIN US98419E1082
Shares  12,482
Offering Price US$12.00
Spread US$0.84
Cost US$149,784
Dealer Executing Trade  Citigroup Global Markets Inc
Total Fund Assets (USD)  90,439,081.03
% of Fund 0.02%
Total Shares Offered 7,315,000
Total Proceeds from IPO before discount $87,780,000
Total Proceeds from IPO after discount $81,635,400
Total Shares Purchased by JFAM 305,000
Total Price paid by all portfolio $3,660,000
% of Offering 4.17%

Syndicate members

Left Lead
JP Morgan

Joint Lead Managers / Bookrunners
Citigroup Global Markets Ltd

Co-Managers
Oppenheimer & Co